File No.
82-3881

LER
OURCES INC.

E 500, 926 - 5 AVE. S.W.
GARY, AB T2P 0N7 CANADA
L: (403) 269-6753
AX: (403) 266-2606
www.tylerresources.com TYS:CDNX

02028488

SEC MAIL PROCESSING
RECEIVED
APR 15 2002
WASH. D.C. 165 SECTION

March 28, 2002

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
<u>News Release Dated March 28, 2002</u>

PROCESSED
MAY 01 2002
THOMSON FINANCIAL P

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

B. O'Neill

Barbara O'Neill

dlw 4/23

File No. 82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

CDNX SYMBOL: TYS
NEWS RELEASE: 02-06

NEWS FOR RELEASE: March 28, 2002

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish at 1.403.269-6753**
Web: http://www.tylerresources.com

Drilling Commences on the Crystal Property

CALGARY, ALBERTA—**TYLER RESOURCES INC. (TYS-CDNX)** is pleased to announce that Navigator Exploration Corp. ("Navigator") has commenced drilling on the Crystal Property in which Navigator is currently earning an initial 50% interest with partner Wheaton River Minerals Ltd. As announced by Navigator in their March 28th exploration update, drilling over the next two weeks will test approximately five high-priority geophysical targets that model as near vertical discrete pipe-like features. The Crystal Property is located some 60 kilometers southeast of Lac De Gras in the heart of the Slave craton where several economic diamond deposits have been discovered in recent years.

Concurrently, Tyler's activities in Nunavut have commenced with a high resolution airborne geophysics program aimed at discovering geophysical signatures typical of kimberlite intrusions on the Keni property. Tyler is currently earning a 32.5% interest with its partner Northern Abitibi Mining Corp. (CDNX-NAI) (collectively earning a 65% interest in the property) in the approximately 113,000 acre property strategically located in the Coronation Gulf Diamond District. This survey will provide the necessary data to identify targets which will be followed up in a summer field program.

Several new kimberlites were discovered in the Coronation Gulf region last year by companies such as Ashton Mining of Canada and Kennecott and many have returned impressive initial diamond counts, including three pipes with stones greater than 1mm in size. The Keni Property is situated approximately 17 kilometers to the east of the Ashton/Northern Empire Kikerk property where the Potentilla kimberlite was discovered last year and some 30 kilometers east of the Ashton/Pure Gold KIM property where the diamondiferous Artemisia kimberlite was recently discovered.

Jean Pierre Jutras
President

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

CDNX SYMBOL: TYS
NEWS RELEASE: 02-06

NEWS FOR RELEASE: March 28, 2002

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish at 1.403.269-6753**
Web: http://www.tylerresources.com

Drilling Commences on the Crystal Property

CALGARY, ALBERTA—**TYLER RESOURCES INC. (TYS-CDNX)** is pleased to announce that Navigator Exploration Corp. ("Navigator") has commenced drilling on the Crystal Property in which Navigator is currently earning an initial 50% interest with partner Wheaton River Minerals Ltd. As announced by Navigator in their March 28th exploration update, drilling over the next two weeks will test approximately five high-priority geophysical targets that model as near vertical discrete pipe-like features. The Crystal Property is located some 60 kilometers southeast of Lac De Gras in the heart of the Slave craton where several economic diamond deposits have been discovered in recent years.

Concurrently, Tyler's activities in Nunavut have commenced with a high resolution airborne geophysics program aimed at discovering geophysical signatures typical of kimberlite intrusions on the Keni property. Tyler is currently earning a 32.5% interest with its partner Northern Abitibi Mining Corp. (CDNX-NAI) (collectively earning a 65% interest in the property) in the approximately 113,000 acre property strategically located in the Coronation Gulf Diamond District. This survey will provide the necessary data to identify targets which will be followed up in a summer field program.

Several new kimberlites were discovered in the Coronation Gulf region last year by companies such as Ashton Mining of Canada and Kennecott and many have returned impressive initial diamond counts, including three pipes with stones greater than 1mm in size. The Keni Property is situated approximately 17 kilometers to the east of the Ashton/Northern Empire Kikerk property where the Potentilla kimberlite was discovered last year and some 30 kilometers east of the Ashton/Pure Gold KIM property where the diamondiferous Artemisia kimberlite was recently discovered.

Jean Pierre Jutras
President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

CDNX SYMBOL: TYS
NEWS RELEASE: 02-06

NEWS FOR RELEASE: March 28, 2002

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish at 1.403.269-6753**
Web: http://www.tylerresources.com

Drilling Commences on the Crystal Property

CALGARY, ALBERTA—**TYLER RESOURCES INC. (TYS-CDNX)** is pleased to announce that Navigator Exploration Corp. ("Navigator") has commenced drilling on the Crystal Property in which Navigator is currently earning an initial 50% interest with partner Wheaton River Minerals Ltd. As announced by Navigator in their March 28th exploration update, drilling over the next two weeks will test approximately five high-priority geophysical targets that model as near vertical discrete pipe-like features. The Crystal Property is located some 60 kilometers southeast of Lac De Gras in the heart of the Slave craton where several economic diamond deposits have been discovered in recent years.

Concurrently, Tyler's activities in Nunavut have commenced with a high resolution airborne geophysics program aimed at discovering geophysical signatures typical of kimberlite intrusions on the Keni property. Tyler is currently earning a 32.5% interest with its partner Northern Abitibi Mining Corp. (CDNX-NAI) (collectively earning a 65% interest in the property) in the approximately 113,000 acre property strategically located in the Coronation Gulf Diamond District. This survey will provide the necessary data to identify targets which will be followed up in a summer field program.

Several new kimberlites were discovered in the Coronation Gulf region last year by companies such as Ashton Mining of Canada and Kennecott and many have returned impressive initial diamond counts, including three pipes with stones greater than 1mm in size. The Keni Property is situated approximately 17 kilometers to the east of the Ashton/Northern Empire Kikerk property where the Potentilla kimberlite was discovered last year and some 30 kilometers east of the Ashton/Pure Gold KIM property where the diamondiferous Artemisia kimberlite was recently discovered.

Jean Pierre Jutras
President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.